Exhibit 99.1

Li Auto Inc. Announces Unaudited Fourth Quarter and Full Year 2020 Financial Results

Quarterly total revenues reached RMB4.15 billion (US$635.5 million)1

Quarterly deliveries were 14,464 vehicles

Quarterly gross margin reached 17.5%

Full year total revenues reached RMB9.46 billion (US$1.45 billion)

Full year deliveries were 32,624 vehicles

Full year gross margin reached 16.4%

BEIJING, China, February 25, 2021 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI), an innovator in China’s new energy vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Operating Highlights for the Fourth Quarter of 2020

•                  Deliveries of Li ONEs were 14,464 vehicles in the fourth quarter of 2020, representing a 67.0% quarter-over-quarter increase and setting a new quarterly record. Deliveries for the full year 2020 reached 32,624 vehicles.

	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 FY
Deliveries	2,896	6,604	8,660	14,464	32,624

•                  As of December 31, 2020, the Company had 52 retail stores covering 41 cities and 114 servicing centers and Li Auto-authorized body and paint shops operating in 83 cities.

Financial Highlights for the Fourth Quarter of 2020

•                  Vehicle sales were RMB4.06 billion (US$621.9 million) in the fourth quarter of 2020, representing a 64.6% increase from RMB2.46 billion in the third quarter of 2020.

•                  Vehicle margin2 was 17.1% in the fourth quarter of 2020, compared with 19.8% in the third quarter of 2020.

•                  Total revenues were RMB4.15 billion (US$635.5 million) in the fourth quarter of 2020, representing a 65.2% increase from RMB2.51 billion in the third quarter of 2020.

•                  Gross profit was RMB724.6 million (US$111.0 million) in the fourth quarter of 2020, representing a 45.9% increase from RMB496.8 million in the third quarter of 2020.

•                  Gross margin was 17.5% in the fourth quarter of 2020, compared with 19.8% in the third quarter of 2020.

•                  Loss from operations was RMB78.9 million (US$12.1 million) in the fourth quarter of 2020, representing a 56.2% decrease from RMB180.0 million in the third quarter of 2020. Non-GAAP loss from operations3 was RMB71.1 million (US$10.9 million) in the fourth quarter of 2020, representing a 58.0% increase from RMB45.0 million in the third quarter of 2020.

•                  Net income was RMB107.5 million (US$16.5 million) in the fourth quarter of 2020, compared with RMB106.9 million net loss in the third quarter of 2020. Non-GAAP net income3 was RMB115.4 million (US$17.7 million) in the fourth quarter of 2020, representing a 621.3% increase from RMB16.0 million in the third quarter of 2020.

•                  Operating cash flow was RMB1.82 billion (US$279.1 million) in the fourth quarter of 2020, representing a 95.9% increase from RMB929.8 million in the third quarter of 2020.

•                  Free cash flow4 was RMB1.60 billion (US$245.1 million) in the fourth quarter of 2020, representing a 113.2% increase from RMB749.9 million in the third quarter of 2020.

1  All translations from Renminbi(“RMB”) to U.S. dollar(“US$”) are made at a rate of RMB6.5250 to US$1.00, the noon buying rate in effect on December 31, 2020 as set forth in the H.10 statistical release of the Federal Reserve Board.

2  Vehicle margin is the margin of vehicle sales, which is calculated based on revenues and cost of sales derived from vehicle sales only.

3  The Company’s Non-GAAP financial measures exclude share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, deemed dividend to preferred shareholders upon extinguishment, net and the effect of exchange rate changes on convertible redeemable preferred shares. See “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

4  Free cash flow represents operating cash flow less capital expenditures.

Key Financial Results

(in millions, except for percentages)

	For the Three Months Ended
	December 31,	September 30,	Q o Q
	2020	2020	% Change[5]
	(RMB)	(RMB)
Vehicle sales	4,057.7	2,464.7	64.6%
Vehicle margin	17.1%	19.8%	(2.7)%

Total revenues	4,146.9	2,510.8	65.2%
Gross profit	724.6	496.8	45.9%
Gross margin	17.5%	19.8%	(2.3)%

Loss from operations	(78.9)	(180.0)	(56.2)%
Non-GAAP loss from operations	(71.1)	(45.0)	58.0%

Net income/(loss)	107.5	(106.9)	N/A
Non-GAAP net income	115.4	16.0	621.3%

Operating cash flow	1,821.3	929.8	95.9%
Free cash flow	1,599.1	749.9	113.2%

Recent Developments

Deliveries Update

•                  In January 2021, the Company delivered 5,379 Li ONEs, representing a 355.8% increase compared to January 2020. As of January 31, 2021, the Company had 60 retail stores covering 47 cities, in addition to 121 servicing centers and Li Auto-authorized body and paint shops operating in 89 cities.

Completion of Offering of American Depositary Shares

•                  In December 2020, the Company completed a follow-on offering of 54,050,000 American depositary shares (the “ADSs”), each representing two Class A ordinary shares of the Company, including the underwriters’ full-exercise of the option to purchase additional ADSs, at a price of US$29.00 per ADS. The net proceeds of this offering were US$1.53 billion.

The Company plans to use the net proceeds from the offering for research and development of (i) next-generation electric vehicle technologies, including high-voltage platforms, high C-rate battery, and ultra-fast charging, (ii) the next BEV platform and future car models, and (iii) autonomous driving technologies and solutions, as well as for general corporate purposes.

Safety Evaluation Results

•                  In January 2021, the Company announced the safety evaluation results for Li ONE published by the China Insurance Automotive Safety Index (“C-IASI” or “中国保险汽车安全指数”) Management Center based on crash tests. Li ONE achieved the G rating, the highest safety rating, in three out of four evaluation categories — occupant safety, pedestrian safety, and assistance safety. In the category of crashworthiness and repair economy, Li ONE received an M rating, one of the top results received by large premium SUVs.

•                  In January 2021, Li ONE received five-star ratings for both volatile organic compounds (“VOC”) & vehicle odor intensity (“VOI”), and electromagnetic radiation (“EMR”) in the China Automobile Health Index (“C-AHI” or “中国汽车健康指数”) assessment by China Automotive Engineering Research Institute Co., Ltd. (“中国汽车工程研究院股份有限公司”).

•                  In February 2021, Li ONE achieved a five-star safety rating in the latest China-New Car Assessment Program (“C-NCAP” or “中国新车评价规程”) test released by China Automotive Technology and Research Center Co., Ltd. (“中国汽车技术研究中心有限公司”). Li ONE received a weighted score of 92.2%, including 94.73% on occupant protection, 72.89% on pedestrian protection, and 100% on active safety. Li ONE is the only large SUV model that received top C-IASI, C-AHI and C-NCAP scores.

New Research and Development (“R&D”) Center

•                  In February 2021, the Company announced the establishment of a new R&D center in Shanghai, China dedicated to the development of cutting-edge electric vehicle technologies. These technologies include high-voltage platforms, ultra-fast charging technologies, autonomous driving technologies, next generation intelligent cockpits, operating systems and computing platforms. This R&D center will have end-to-end development capabilities for new models. The R&D center has already started recruiting, and expects to ultimately house over 2,000 staff in the future.

5  Except for vehicle margin and gross margin, where absolute changes instead of percentage changes are presented.

CEO and CFO Comments

Mr. Xiang Li, founder, chairman, and chief executive officer of Li Auto, commented, “Against the backdrop of a once-in-a-century shift in the automotive industry to smart electric vehicles, the fourth quarter capped off a year of significant growth for our company. We delivered 14,464 Li ONEs during the quarter, up 67.0% on a quarter-over-quarter basis. With 32,624 vehicles delivered to our users in 2020, Li ONE became the best-selling new energy SUV of the year in China. This outstanding performance was fueled by strong demand driven by our distinctive product offering and superior user experience, and made possible by our focused product strategy and our ability to rapidly scale up a consistent and high-quality manufacturing process, a critical pillar of our business. We are especially thankful to our teams for their dedication and focus as they faced the unprecedented impact of the COVID-19 pandemic in 2020. With our donations to the affected regions in China, including the cities of Wuhan and Shijiazhuang, we want to shoulder some of the burden and lend a hand to those in need. We are also proud that Li ONE users’ clubs in various cities have been mobilized to help in the fight against the pandemic.

“As always, we are grateful for the consistent support and trust from our users. Looking ahead, we will accelerate the development of the second-generation extended-range platform and high-voltage BEV technologies, aiming to enrich our model mix to cater to the needs of a wider range of family users, while adhering to the brand positioning of premium smart electric vehicles, all in an effort to maximize the value proposition for our users. We are planning on the reconfiguration of our state-of-the-art Changzhou factory for our new model pipeline, especially the full-size premium SUV based on brand new architecture to be launched in 2022. With the establishment of our Shanghai R&D center, we are also expediting R&D across the board to provide safer, more convenient, and more refined products and services.

“Having successfully completed the first phase of our strategic cycle and entered the second stage this year, we will continue racing ahead toward our mission - creating homes on the move that bring happiness to the entire family (“创造移动的家，创造幸福的家”),” concluded Mr. Li.

Mr. Tie Li, chief financial officer of Li Auto, added, “Our robust results in the fourth quarter once again demonstrate the effectiveness of our product strategy and outstanding operational efficiencies. Our total revenues reached RMB4.15 billion, 65.2% higher than the third quarter and significantly exceeding the top end of our revenue guidance by 22.4%. Our gross margin remained robust at 17.5% in the fourth quarter, reflecting our manufacturing efficiency and disciplined cost management approach. Most notably, we nearly doubled our operating cash flow quarter-over-quarter to a record high of RMB1.82 billion, and raised US$1.53 billion in net proceeds through our successful follow-on offering, setting a solid financial foundation as we increase investments for autonomous driving technologies and BEV platforms for our future growth. We are excited to enter 2021 on an upbeat note and look forward to effectively executing our roadmap to deliver value for our users and shareholders alike.”

Financial Results for the Fourth Quarter of 2020

Revenues

•                  Total revenues were RMB4.15 billion (US$635.5 million) in the fourth quarter of 2020, representing a 65.2% increase from RMB2.51 billion in the third quarter of 2020.

•                  Vehicle sales were RMB4.06 billion (US$621.9 million) in the fourth quarter of 2020, representing a 64.6% increase from RMB2.46 billion in the third quarter of 2020. The increase in revenue from vehicle sales was mainly attributable to a 67.0% increase in vehicle deliveries to 14,464 vehicles in the fourth quarter of 2020 from 8,660 vehicles in the third quarter of 2020.

•                  Other sales and services were RMB89.2 million (US$13.7 million) in the fourth quarter of 2020, representing a 93.5% increase from RMB46.1 million in the third quarter of 2020. The increase in revenue from other sales and services was in line with the increased vehicle sales and the increased number of vehicles using the Company’s services.

Cost of Sales and Gross Margin

•                  Cost of sales was RMB3.42 billion (US$524.5 million) in the fourth quarter of 2020, representing a 70.1% increase from RMB2.01 billion in the third quarter of 2020.

•                  Gross profit was RMB724.6 million (US$111.0 million) in the fourth quarter of 2020, representing a 45.9% increase from RMB496.8 million in the third quarter of 2020. The increase of gross profit was primarily attributable to increased vehicle sales.

•                  Vehicle margin was 17.1% in the fourth quarter of 2020, compared with 19.8% in the third quarter of 2020. The decrease in vehicle margin was primarily due to a decrease in one-time rebate from suppliers compared with the third quarter of 2020.

•                  Gross margin was 17.5% in the fourth quarter of 2020, compared with 19.8% in the third quarter of 2020, which was mainly attributable to the decrease of vehicle margin.

Operating Expenses

•                  Total operating expenses were RMB803.5 million (US$123.1 million) in the fourth quarter of 2020, representing an 18.7% increase from RMB676.7 million in the third quarter of 2020.

•                  Research and development expenses were RMB374.2 million (US$57.3 million) in the fourth quarter of 2020, representing an 11.9% increase from RMB334.5 million in the third quarter of 2020. Non-GAAP research and development expenses3 were RMB369.1 million (US$56.6 million) in the fourth quarter of 2020, representing a 32.4% increase from RMB278.8 million in the third quarter of 2020. The increase in research and development expenses was primarily attributable to increased research and development activities for the Company’s next vehicle model and increased headcount, offset by the significant decrease in share-based compensation expenses over the third quarter of 2020, in which period higher cumulative share-based compensation expenses were recognized related to the stock options granted to employees with service conditions and a performance condition related to the IPO.

•                  Selling, general and administrative expenses were RMB429.3 million (US$65.8 million) in the fourth quarter of 2020, representing a 25.5% increase from RMB342.2 million in the third quarter of 2020. Non-GAAP selling, general and administrative expenses3 were RMB426.8 million (US$65.4 million) in the fourth quarter of 2020, representing a 61.5% increase from RMB264.2 million in the third quarter of 2020. The increase in selling, general and administrative expenses was primarily driven by increased marketing and promotional activities and increased headcount, offset by the significant decrease in share-based compensation expenses over the third quarter of 2020, in which period higher cumulative share-based compensation expenses were recognized related to the stock options granted to employees with service conditions and a performance condition related to the IPO.

Loss from Operations

•                  Loss from operations was RMB78.9 million (US$12.1 million) in the fourth quarter of 2020, representing a 56.2% decrease from RMB180.0 million in the third quarter of 2020. Non-GAAP loss from operations was RMB71.1 million (US$10.9 million) in the fourth quarter of 2020, representing a 58.0% increase from RMB45.0 million in the third quarter of 2020.

Net Income and Earnings Per Share

•                  Net income was RMB107.5 million (US$16.5 million) in the fourth quarter of 2020, compared with RMB106.9 million net loss in the third quarter of 2020. Non-GAAP net income was RMB115.4 million (US$17.7 million) in the fourth quarter of 2020, representing a 621.3% increase from RMB16.0 million in the third quarter of 2020.

•                  Basic and diluted net income per ADS6 attributable to ordinary shareholders were RMB0.12 (US$0.02) and RMB0.12 (US$0.02), respectively, in the fourth quarter of 2020, compared with both RMB0.52 net loss per ADS in the third quarter of 2020. Non-GAAP basic and diluted net income per ADS attributable to ordinary shareholders3 were RMB0.13 (US$0.02) and RMB0.13 (US$0.02), respectively, in the fourth quarter of 2020, compared with RMB0.03 and RMB0.02, respectively, in the third quarter of 2020.

Cash position, Operating Cash Flow and Free Cash Flow

•                  Balance of cash and cash equivalents, restricted cash, time deposits and short-term investments was RMB29.87 billion (US$4.58 billion) as of December 31, 2020.

•                  Operating cash flow was RMB1.82 billion (US$279.1 million) in the fourth quarter of 2020, representing a 95.9% increase from RMB929.8 million in the third quarter of 2020.

•                  Free cash flow was RMB1.60 billion (US$245.1 million) in the fourth quarter of 2020, representing a 113.2% increase from RMB749.9 million in the third quarter of 2020.

6  Each ADS represents two Class A ordinary shares.

Financial Results for the Fiscal Year 2020

Revenues

•                  Total revenues were RMB9.46 billion (US$1.45 billion) in 2020, compared with RMB284.4 million in 2019. The Company began making deliveries of Li ONEs in December 2019 and the fiscal year 2020 was the first full year after commencing making deliveries.

•                  Vehicle sales were RMB9.28 billion (US$1.42 billion) in 2020, compared with RMB281.0 million in 2019.

•                  Other sales and services were RMB173.9 million (US$26.7 million) in 2020, compared with RMB3.4 million in 2019.

Cost of Sales and Gross Margin

•                  Cost of sales was RMB7.91 billion (US$1.21 billion) in 2020, compared with RMB284.5 million in 2019.

•                  Gross profit was RMB1.55 billion (US$237.4 million) in 2020, compared with RMB0.1 million gross loss in 2019.

•                  Vehicle margin was 16.4% in 2020, compared with 0.5% in 2019.

•                  Gross margin was 16.4% in 2020, compared with 0.0% in 2019.

Operating Expenses

•                  Total operating expenses were RMB2.22 billion (US$340.1 million) in 2020, representing a 19.4% increase from RMB1.86 billion in 2019.

•                  Research and development expenses were RMB1.10 billion (US$168.6 million) in 2020, representing a 6.0% decrease from RMB1.17 billion in 2019. Non-GAAP research and development expenses were RMB1.04 billion (US$159.2 million) in 2020, representing an 11.1% decrease from RMB1.17 billion in 2019. The decrease in research and development expenses was primarily due to higher validation and testing fees incurred in 2019 to prepare for the production of Li ONE, partially offset by an increase in employee compensation expenses due to share-based compensation expenses recognized for stock options with service conditions and a performance condition related to the IPO as well as increased headcount.

•                  Selling, general and administrative expenses were RMB1.12 billion (US$171.5 million) in 2020, representing a 62.5% increase from RMB689.4 million in 2019. Non-GAAP selling, general and administrative expenses were RMB1.04 billion (US$159.1 million) in 2020, representing a 50.9% increase from RMB689.4 million in 2019. The increase in selling, general and administrative expenses was primarily attributable to (i) an increase in employee compensation due to increased headcount and share-based compensation expenses recognized for stock options with service conditions and a performance condition related to the IPO, (ii) increased marketing and promotional activities, and (iii) increased rental and related expenses with the expansion of our network of retail stores and delivery and servicing centers.

Loss from Operations

•                  Loss from operations was RMB669.3 million (US$102.6 million) in 2020, representing a 64.0% decrease from RMB1.86 billion in 2019. Non-GAAP loss from operations was RMB526.5 million (US$80.7 million) in 2020, representing a 71.7% decrease from RMB1.86 billion in 2019.

Net Loss and Earnings Per Share

•                  Net loss was RMB151.7 million (US$23.2 million) in 2020, representing a 93.8% decrease from RMB2.44 billion in 2019. Non-GAAP net loss was RMB281.2 million (US$43.1 million) in 2020, representing an 86.0% decrease from RMB2.01 billion in 2019.

•                  Basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB1.82 (US$0.28) for the full year 2020. Non-GAAP basic and diluted net loss per ADS attributable to ordinary shareholders were both RMB0.65 (US$0.10) for the full year 2020. As of December 31, 2020, the Company had 1,809,288,310 ordinary shares outstanding.

Operating Cash Flow and Free Cash Flow

•                  Operating cash flow was RMB3.14 billion (US$481.2 million) in 2020, compared with negative RMB1.79 billion in 2019.

•                  Free cash flow was RMB2.46 billion (US$377.7 million) in 2020, compared with negative RMB2.75 billion in 2019.

Employees

•                  As of December 31, 2020, we had a total of 4,181 employees.

Business Outlook

For the first quarter of 2021, the Company expects:

•                  Deliveries of vehicles to be between 10,500 and 11,500 vehicles, representing an increase of 262.6% to 297.1% from the first quarter of 2020.

•                  Total revenues to be between RMB2.94 billion (US$450.6 million) and RMB3.22 billion (US$493.5 million), representing an increase of 245.9% to 278.8% from the first quarter of 2020.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

Management will hold a conference call at 7:30 a.m. U.S. Eastern Time on Thursday, February 25, 2021 (8:30 p.m. Beijing Time on February 25, 2021) to discuss financial results and answer questions from investors and analysts.

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: http://apac.directeventreg.com/registration/event/7869500

A replay of the conference call will be accessible through March 5, 2021, by dialing the following numbers:

United States:	+1-855-452-5696
Mainland China:	+86-400-602-2065
Hong Kong, China:	+852-3051-2780
International:	+61-2-8199-0299
Conference ID:	7869500

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lixiang.com.

Non-GAAP Financial Measure

The Company uses Non-GAAP measures, such as Non-GAAP research and development expenses, Non-GAAP selling, general and administrative expenses, Non-GAAP loss from operations, Non-GAAP net income/(loss), Non-GAAP basic and diluted net income/(loss) per ADS attributable to ordinary shareholders and free cash flow, in evaluating its operating results and for financial and operational decision-making purposes. By excluding the impact of share-based compensation expenses, changes in fair value of warrants and derivative liabilities, accretion on convertible redeemable preferred shares to redemption value, deemed dividend to preferred shareholders upon extinguishment, net and the effect of exchange rate changes on convertible redeemable preferred shares, the Company believes that the Non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the Non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

The Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from Non-GAAP methods of accounting and reporting used by other companies. The Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net loss or other consolidated statements of comprehensive loss data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the Non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the Non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

About Li Auto Inc.

Li Auto Inc. is an innovator in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric SUVs. Through innovative products, technology, and business model, the Company provides customers with safe, convenient, and cost-effective mobility solutions. Li Auto is the first to successfully commercialize extended-range electric vehicles in China. The Company started volume production of its first model, Li ONE, in November 2019. With Li ONE, the Company leverages its in-house technology to create value for our customers, focusing on range extension, smart technology, and autonomous driving solutions. Beyond Li ONE, the Company aims to expand its product line by developing new vehicles to target a broader consumer base.

For more information, please visit: http://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles, Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com

Li Auto Inc.

Unaudited Condensed Consolidated Statements of (Loss)/Income

(in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Revenues:
Vehicle sales	2,464,724	4,057,737	621,875	280,967	9,282,703	1,422,636
Other sales and services	46,075	89,160	13,664	3,400	173,906	26,652
Total revenues	2,510,799	4,146,897	635,539	284,367	9,456,609	1,449,288
Cost of sales:
Vehicle sales	(1,976,078)	(3,362,111)	(515,266)	(279,555)	(7,763,628)	(1,189,828)
Other sales and services	(37,970)	(60,189)	(9,224)	(4,907)	(143,642)	(22,014)
Total cost of sales	(2,014,048)	(3,422,300)	(524,490)	(284,462)	(7,907,270)	(1,211,842)
Gross profit/(loss)	496,751	724,597	111,049	(95)	1,549,339	237,446
Operating expenses:
Research and development	(334,527)	(374,200)	(57,349)	(1,169,140)	(1,099,857)	(168,560)
Selling, general and administrative	(342,180)	(429,335)	(65,798)	(689,379)	(1,118,819)	(171,467)
Total operating expenses	(676,707)	(803,535)	(123,147)	(1,858,519)	(2,218,676)	(340,027)
Loss from operations	(179,956)	(78,938)	(12,098)	(1,858,614)	(669,337)	(102,581)
Other income/(expense)
Interest expense	(12,862)	(13,123)	(2,011)	(83,667)	(66,916)	(10,255)
Interest income and investment income, net	70,269	169,284	25,944	79,631	254,916	39,068
Changes in fair value of warrants and derivative liabilities	12,008	—	—	(426,425)	272,327	41,736
Others, net	3,612	7,477	1,146	(128,799)	20,133	3,085
(Loss)/income before income tax expense	(106,929)	84,700	12,981	(2,417,874)	(188,877)	(28,947)
Income tax benefit	—	22,847	3,501	—	22,847	3,501
Net (loss)/income from continuing operations	(106,929)	107,547	16,482	(2,417,874)	(166,030)	(25,446)
Net (loss)/income from discontinued operations, net of tax	—	—	—	(20,662)	14,373	2,203
Net (loss)/income	(106,929)	107,547	16,482	(2,438,536)	(151,657)	(23,243)
Accretion on convertible redeemable preferred shares to redemption value	(120,617)	—	—	(743,100)	(651,190)	(99,799)
Deemed dividend to preferred shareholders upon extinguishment, net	—	—	—	(217,362)	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	(93,104)	—	—	117,391	10,862	1,665
Net (loss)/income attributable to ordinary shareholders	(320,650)	107,547	16,482	(3,281,607)	(791,985)	(121,377)

Weighted average number of ADSs
Basic	614,802,583	863,519,155	863,519,155	—	435,001,639	435,001,639
Diluted	614,802,583	891,416,573	891,416,573	—	435,001,639	435,001,639
Net (loss)/income per ADS attributable to ordinary shareholders
Basic	(0.52)	0.12	0.02	—	(1.82)	(0.28)
Diluted	(0.52)	0.12	0.02	—	(1.82)	(0.28)

Li Auto Inc.

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except for share and per share data)

	As of December 31,
	2019	2020	2020
	(audited)	(unaudited)	(unaudited)
	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,296,215	8,938,341	1,369,861
Restricted cash	140,027	1,234,178	189,146
Time deposits and short-term investments	2,272,653	19,701,382	3,019,369
Trade receivable	8,303	115,549	17,709
Inventories	518,086	1,048,004	160,614
Prepayments and other current assets	812,956	353,655	54,200
Assets held for sale, current	17,599	—	—
Total current assets	5,065,839	31,391,109	4,810,899
Non-current assets:
Long-term investments	126,181	162,853	24,958
Property, plant and equipment, net	2,795,122	2,478,687	379,875
Operating lease right-of-use assets, net	510,227	1,277,006	195,710
Intangible assets, net	673,867	683,281	104,717
Other non-current assets	311,933	321,184	49,224
Deferred tax assets	—	59,156	9,066
Assets held for sale, non-current	30,253	—	—
Total non-current assets	4,447,583	4,982,167	763,550
Total assets	9,513,422	36,373,276	5,574,449
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	238,957	—	—
Trade and notes payable	624,666	3,160,515	484,370
Amounts due to related parties	9,764	19,206	2,943
Deferred revenue, current	56,695	271,510	41,611
Operating and finance lease liabilities, current	538,307	210,531	32,265
Warrants and derivative liabilities	1,648,690	—	—
Accruals and other current liabilities	867,259	647,459	99,227
Convertible debts, current	692,520	—	—
Liabilities held for sale, current	2,862	—	—
Total current liabilities	4,679,720	4,309,221	660,416
Non-current liabilities:
Long-term borrowings	—	511,638	78,412
Deferred revenue, non-current	5,943	135,658	20,790
Operating and finance lease liabilities, non-current	241,109	1,392,136	213,354
Deferred tax liabilities	—	36,309	5,565
Other non-current liabilities	5,519	184,717	28,309
Total non-current liabilities	252,571	2,260,458	346,430
Total liabilities	4,932,291	6,569,679	1,006,846
Mezzanine equity	10,255,662	—	—
Total shareholders’ (deficit)/equity	(5,674,531)	29,803,597	4,567,603
Total liabilities, mezzanine equity and shareholders’ (deficit)/equity	9,513,422	36,373,276	5,574,449

Li Auto Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(audited)	(unaudited)	(unaudited)
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Net cash provided by/(used in) operating activities	929,759	1,821,341	279,133	(1,793,710)	3,139,804	481,196
Net cash used in investing activities	(9,883,509)	(8,300,693)	(1,272,137)	(2,574,836)	(18,737,725)	(2,871,683)
Net cash provided by financing activities	14,885,719	9,990,955	1,531,181	5,655,690	24,710,697	3,787,080
Effect of exchange rate changes	(233,245)	(149,910)	(22,975)	53,722	(376,646)	(57,722)
Net change in cash, cash equivalents and restricted cash	5,698,724	3,361,693	515,202	1,340,866	8,736,130	1,338,871
Cash, cash equivalents and restricted cash at beginning of period	1,112,102	6,810,826	1,043,805	95,523	1,436,389	220,136
Cash, cash equivalents and restricted cash at end of period	6,810,826	10,172,519	1,559,007	1,436,389	10,172,519	1,559,007

Net cash provided by/(used in) operating activities	929,759	1,821,341	279,133	(1,793,710)	3,139,804	481,196
Capital expenditures	(179,880)	(222,228)	(34,058)	(952,901)	(675,187)	(103,477)
Free cash flow	749,879	1,599,113	245,075	(2,746,611)	2,464,617	377,719

Li Auto Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(in thousands, except for share and per share data)

	For the Three Months Ended			For the Year Ended
	September 30, 2020	December 31, 2020	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2020
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(RMB)	(RMB)	(US$)	(RMB)	(RMB)	(US$)
Cost of sales	(2,014,048)	(3,422,300)	(524,490)	(284,462)	(7,907,270)	(1,211,842)
Shared-based compensation expenses	1,225	290	44	—	1,515	232
Non-GAAP cost of sales	(2,012,823)	(3,422,010)	(524,446)	(284,462)	(7,905,755)	(1,211,610)

Research and development	(334,527)	(374,200)	(57,349)	(1,169,140)	(1,099,857)	(168,560)
Shared-based compensation expenses	55,715	5,074	778	—	60,789	9,316
Non-GAAP research and development expenses	(278,812)	(369,126)	(56,571)	(1,169,140)	(1,039,068)	(159,244)

Selling, general and administrative	(342,180)	(429,335)	(65,798)	(689,379)	(1,118,819)	(171,467)
Shared-based compensation expenses	77,993	2,498	383	—	80,491	12,336
Non-GAAP selling, general and administrative expenses	(264,187)	(426,837)	(65,415)	(689,379)	(1,038,328)	(159,131)

Loss from operations	(179,956)	(78,938)	(12,098)	(1,858,614)	(669,337)	(102,581)
Shared-based compensation expenses	134,933	7,862	1,205	—	142,795	21,884
Non-GAAP loss from operations	(45,023)	(71,076)	(10,893)	(1,858,614)	(526,542)	(80,697)

Net (loss)/income	(106,929)	107,547	16,482	(2,438,536)	(151,657)	(23,243)
Shared-based compensation expenses	134,933	7,862	1,205	—	142,795	21,884
Changes in fair value of warrants and derivative liabilities	(12,008)	—	—	426,425	(272,327)	(41,736)
Non-GAAP net income/(loss)	15,996	115,409	17,687	(2,012,111)	(281,189)	(43,095)

Net (loss)/income attributable to ordinary shareholders	(320,650)	107,547	16,482	(3,281,607)	(791,985)	(121,377)
Shared-based compensation expenses	134,933	7,862	1,205	—	142,795	21,884
Changes in fair value of warrants and derivative liabilities	(12,008)	—	—	426,425	(272,327)	(41,736)
Accretion on convertible redeemable preferred shares to redemption value	120,617	—	—	743,100	651,190	99,799
Deemed dividend to preferred shareholders upon extinguishment, net	—	—	—	217,362	—	—
Effect of exchange rate changes on convertible redeemable preferred shares	93,104	—	—	(117,391)	(10,862)	(1,665)
Non-GAAP net income/(loss) attributable to ordinary shareholders	15,996	115,409	17,687	(2,012,111)	(281,189)	(43,095)

Weighted average number of ADSs (Non-GAAP)
Basic	614,802,583	863,519,155	863,519,155	—	435,001,639	435,001,639
Diluted	832,252,188	891,416,573	891,416,573	—	435,001,639	435,001,639
Non-GAAP net income/(loss) per ADS attributable to ordinary shareholders[7]
Basic	0.03	0.13	0.02	—	(0.65)	(0.10)
Diluted	0.02	0.13	0.02	—	(0.65)	(0.10)

7  Non-GAAP basic net income/(loss) per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of shares outstanding during the periods. Non-GAAP diluted net income/(loss) per ADS attributable to ordinary shareholders is calculated by dividing Non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of shares and dilutive potential shares outstanding during the periods, including the dilutive effect of convertible redeemable preferred shares as determined under the if-converted method and share-based awards as determined under the treasury stock method.